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September 30, 2024

Mr. Partick Kuhn
Mr. Rufus Decker
Ms. Rucha Pandit
Mr. Donald Field

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	TNL Mediagene Amendment No. 1 to Registration Statement on Form F-4 Filed August 5, 2024 File No. 333-280161

Dear Mr. Kuhn, Mr. Decker, Ms. Pandit and Mr. Field:

On behalf of our client, TNL Mediagene (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are responding to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 30, 2024, on Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-280161) (the “Registration Statement”) filed with the Commission on August 5, 2024 relating to a proposed business combination.

In response to the Staff’s comments, the Company intends to further amend the Registration Statement as described below. For your convenience, we have included the text of the Staff’s comments below and have keyed the Company’s responses accordingly. Concurrently with the submission of this letter, the Company is filing with the Commission a second amendment to the Registration Statement (the “Revised Registration Statement”) for review.

The Company’s responses to the Staff’s comments are as follows:

Amendment No. 1 to Registration Statement on Form F-4 filed August 5, 2024

Timeline of the Proposed Merger with TNL Mediagene, page 93

1.	We note your response to prior comment 15 and reissue it in part. Please further revise to include enough information so that investors can fully understand how the final terms of the letter of intent were negotiated and ultimately determined, including any negotiations regarding ownership percentages, etc.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 93-94 of the Revised Registration Statement.

Securities and Exchange Commission

2.	We note your response to prior comment 16 and reissue it in part. Please revise this section to include more detail regarding any PIPE investment negotiations, including i) any preliminary discussions about the need to obtain additional financing for the combined company through PIPE investments beyond the amounts available in the trust account and ii) a description of any negotiations relating to any PIPE subscription agreement or marketing process undertaken to date.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that, although the Company is currently engaging in preliminary discussions with potential PIPE investors, the Company has not entered into any contractual arrangement with potential PIPE investors as of the date of this submission, and is presently unable to make disclosures regarding specifics terms of any possible transaction. The Company intends to amend the Registration Statement and provide information regarding the terms and status of any potential PIPE financing process in a future filing when relevant information becomes available.

Unaudited Pro Forma Condensed Combined Financial Information
TNL Mediagene’s Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2023, page 187

3.	On your table on page 189, the row titled "Issued and outstanding shares reflecting the effect of Split Factor" appears to reflect the effect of Split Factor on 201,525,865 shares reflected on page 202 rather than the 218,816,761 shares presented on your table. Please reconcile or advise. In addition, please revise the row titled "Total issued and outstanding shares" so that it sums correctly.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 190 to correct these figures and revise the relevant row title.

Material U.S. Federal Income Tax Considerations, page 216

4.	We note your response to prior comment 28 and reissue it in part. We note your disclosure on page 224 that the disclosure regarding federal income tax considerations “IS NOT LEGAL OR TAX ADVICE.” Please delete this limitation on reliance as investors are entitled to rely upon the provided tax opinion. Refer to Section III.D.1 of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response:	In response to the Staff’s comment, the Company has deleted the language in question on page 225.

Securities and Exchange Commission

Characterization of the Merger as a Tax-Free Reorganization under Section 368(a) of the Code, page 216

5.	We note your response to prior comment 29 and reissue in part. We note your disclosure that “[d]ue to the absence of guidance regarding the application of this requirement to the particular facts of the Merger, the qualification of the Merger as a reorganization is subject to significant uncertainty.” If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. In such cases, counsel should explain clearly why it cannot give a “will” opinion. Additionally, the company should provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Refer to Section III.C.4 of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 217-218 to clarify and explain that, although the parties intend that the Merger be treated as a reorganization within the meaning of Section 368(a) of the Code, due to the absence of guidance bearing directly on how the applicable rules apply in the case of an acquisition of a corporation with no active business and only investment-type assets, and the fact that the qualification of the Merger as a reorganization is based on certain facts which will not be known until the closing of the Merger, the SPAC’s legal counsel is not able to opine on the qualification of the reorganization within the meaning of Section 368(a). The Company has revised the disclosure in the risk factors on page 74 and the disclosure on pages 217-218 to elaborate on the tax consequences and risks of uncertain tax treatment to investors, in both instances if the Merger qualifies as a reorganization or if it does not so qualify.

Change in Registrant’s Certifying Accountant, page 252

6.	Please disclose the name of the auditor dismissed by TNL Mediagene on July 14, 2023 in your next amendment. Also, file Exhibits 16.1 (Letter from Grant Thornton) and 16.2 (Letter from unnamed auditor dismissed).

Response:	In response to the Staff’s comment, the Company has filed Exhibit 16.1 (Letter from Grant Thornton) with the Revised Registration Statement. With respect to the unnamed auditor referenced on the Registration Statement, the Company respectfully acknowledges the Staff’s comment and advises the Staff that, following further consultation with such unnamed auditor, it has concluded that the unnamed auditor was not engaged as the Company’s “principal accountant” for the purposes of Item 16F of Form 20-F because such unnamed auditor was engaged to perform only the statutory audit of the Company’s predecessor required under the Taiwanese laws and was not engaged to perform an audit of the Company under PCAOB rules. The Company has accordingly revised the disclosure to remove references to the unnamed auditor on page 253 of the Revised Registration Statement.

* * * *

Securities and Exchange Commission

Please direct any questions relating to the foregoing to me at Morrison & Foerster LLP, Shin-Marunouchi Building, 29th Floor, 5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-6529, Japan, telephone: +81 (3) 3214-6833, e-mail: JGillespie@mofo.com. We appreciate your consideration of this matter.

Sincerely yours,

/s/ Jesse S. Gillespie
Jesse S. Gillespie

cc:	Jim Wu (Chief Corporate Affairs Officer, TNL Mediagene)

Joey Chung
(Chief Executive Officer, TNL Mediagene)

Richard Leggett
(Chief Executive Officer, Blue Ocean Acquisition Corp)

Matt Lasov
(Chief Financial Officer, Blue Ocean Acquisition Corp)